Exhibit 21.1

SUBSIDIARIES OF YY GROUP HOLDING LIMITED

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
YY Circle (SG) Private Limited	Singapore	June 13, 2019	100%
Hong Ye Group Pte. Ltd.	Singapore	December 28, 2010	100%
YY Circle Sdn. Bhd.	Malaysia	July 22, 2022	90%
HongYe Maintenance (MY) Sdn. Bhd.	Malaysia	November 8, 2022	100%